FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                       LASER TO ACQUIRE NETVALOR FROM CCF

CCF and LASER, through Mediatis, have signed an agreement for Mediatis to acquire 100 per cent of the capital of Netvalor, a wholly-owned consumer credit subsidiary of CCF. Mediatis is a wholly-owned subsidiary of COFINOGA, which in turn is a subsidiary of LASER. Netvalor had a net asset value of EUR10.4 million at 31 December 2004.

The transaction, which is subject to regulatory approval, is expected to be finalised in the third quarter of 2005 once consultations with CCF's and COFINOGA's Works Councils have been completed.

Launched in April 2000, Netvalor offers consumer loans through two channels:
* Direct online sales via the 123credit.com website; and
* Partnership agreements with financial institutions (including insurance companies, banks and pension funds), mutual organisations and associations, as well as e-commerce companies.
Netvalor currently has over 60,000 customers and 80 employees, and had EUR275 million in loans outstanding at 31 December 2004.

LASER is owned by Galeries Lafayette and BNP Paribas. Through its acquisition of Netvalor, LASER aims to strengthen and boost the rapid growth of its online loan distribution to individuals under the Mediatis brand. The acquisition will also help it develop partnerships with e-commerce operators and financial institutions. This will be a new area of growth for LASER.

Notes to editors:

1. The HSBC Group
CCF is a wholly-owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. LASER
The LASER group incorporates the financial services activities of COFINOGA and the associated loyalty programme, e-LaSer. The group is growing its activities in Europe using its advanced know-how in marketing and technology in customer relationship management. It is co-controlled by Galeries Lafayette and BNP Paribas. Through the private label card processed by COFINOGA, LASER is leader in Europe with 10 million customers, of which 4.5 million are in France. Present in eight countries in Europe, LASER has more than 5,600 employees and, in 2004, achieved a turnover of EUR1,156 million.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 June, 2005